UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, March 12, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Dear Sirs:

On March 12, 2018, Law No. 30737, which replaces Urgent Decree No. 003, was published..

In this regard, according to an evaluation carried out by our company, we have concluded that Graña y Montero S.A.A. and GYM S.A. are included within the scope of article 9 of the aforementioned law. Graña y Montero S.A.A is included due to its participation in the construction of tranches 2 and 3 of the "Initiative for the Integration of Regional South American Infrastructure" (IIRSA) project, while GYM S.A. is included for participating in the construction of tranches 1 and 2 of the "Metro de Lima - Line 1" project, in each case as a result of having been partners in these projects with ODEBRECHT (a company that expressly admitted its culpability for corruption cases relating to those projects).

Once the regulation implementing this law is published, we will be able to conclude our analysis of the main requirements that we must comply with pursuant to this law, which are: (i) the creation of trusts as collateral to ensure the payment of potential damages to the Government, (ii) the presentation of compliance programs, which are in process of being implemented for both companies, (iii) continuing collaboration with the public prosecutor's office, and (iv) the suspension of funds transfers abroad unless expressly authorized by the Ministry of Justice.

Furthermore, the law provides that the public prosecutor (procurador) shall determine the amount of potential damages indicated above.

____________________

/s/ Luis Francisco Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
Date: March 12, 2018